

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 3, 2011

<u>Via E-mail</u>
David N. Vander Ploeg
Chief Financial Officer
School Specialty, Inc.
W6316 Design Drive
Greenville, Wisconsin 54942

      Re: School Specialty, Inc.
               Form 10-K for the Fiscal Year Ended April 30, 2011
               Filed July 1, 2011
               Form 10-Q for the Fiscal Quarter Ended July 30, 2011
               Filed September 7, 2011
               Definitive Proxy Statement on Schedule 14A
               Filed July 21, 2011
               File No. 000-24385

Dear Mr. Vander Ploeg:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                                 Sincerely,

                                               /s/ Andrew Mew

                                               Andrew Mew
                                               Accounting Branch Chief